Exhibit 12.1

First Midwest Bancorp, Inc.
Ratio of Earnings to Fixed Charges (1)

(Dollar amounts in thousands)

	Six Months Ended June 30,				Years Ended December 31,
	2016		2015		2015		2014		2013		2012		2011
Ratio 1 - Including Interest on Deposits
Earnings available for fixed charges:
Net income (loss) from continuing operations	$43,229		$42,456		$82,064		$69,306		$79,306		$(21,054)		$36,563
Add:
Income tax expense (benefit)	21,593		19,657		37,747		31,170		48,715		(28,882)		4,508
Fixed charges	14,581		12,476		26,275		24,405		28,134		36,011		40,936
Total earnings available for fixed charges	$79,403		$74,589		$146,086		$124,881		$156,155		$(13,925)		$82,007

Fixed charges (2):
Interest on deposits	$4,866		$4,927		$9,527		$10,377		$11,901		$18,052		$27,256
Interest on borrowed funds	2,815		136		2,314		573		1,607		2,009		2,743
Interest on senior and subordinated debt	5,721		6,278		12,545		12,062		13,607		14,840		9,892
Total interest expense	13,402		11,341		24,386		23,012		27,115		34,901		39,891
Portion of rental expense representative of interest factor	1,179		1,135		1,889		1,393		1,019		1,110		1,045
Total fixed charges	14,581		12,476		26,275		24,405		28,134		36,011		40,936
Preference security dividend (3)	—		—		—		—		—		—		12,105
Total fixed charges and preferred stock dividends	$14,581		$12,476		$26,275		$24,405		$28,134		$36,011		$53,041

Ratio of earnings to fixed charges	5.45	x	5.98	x	5.56	x	5.12	x	5.55	x	(0.39	)x	2.00	x
Ratio of earnings to combined fixed charges and preferred stock dividends	5.45	x	5.98	x	5.56	x	5.12	x	5.55	x	(0.39	)x	1.55	x
Ratio 2 - Excluding Interest on Deposits
Earnings available for fixed charges:
Net income (loss) from continuing operations	$43,229		$42,456		$82,064		$69,306		$79,306		$(21,054)		$36,563
Add:
Income tax expense (benefit)	21,593		19,657		37,747		31,170		48,715		(28,882)		4,508
Fixed charges	14,581		12,476		16,748		14,028		16,233		17,959		13,680
Total earnings available for fixed charges	$79,403		$74,589		$136,559		$114,504		$144,254		$(31,977)		$54,751

Fixed charges (2):
Interest on borrowed funds	$2,815		$136		$2,314		$573		$1,607		$2,009		$2,743
Interest on senior and subordinated debt	5,721		6,278		12,545		12,062		13,607		14,840		9,892
Portion of rental expense representative of interest factor	1,179		1,135		1,889		1,393		1,019		1,110		1,045
Total fixed charges	9,715		7,549		16,748		14,028		16,233		17,959		13,680
Preference security dividend (3)	—		—		—		—		—		—		12,105
Total fixed charges and preferred stock dividends	$9,715		$7,549		$16,748		$14,028		$16,233		$17,959		$25,785
Ratio of earnings to fixed charges	8.17	x	9.88	x	8.15	x	8.16	x	8.89	x	(1.78	)x	4.00	x
Ratio of earnings to combined fixed charges and preferred stock dividends	8.17	x	9.88	x	8.15	x	8.16	x	8.89	x	(1.78	)x	2.12	x

(1)                                 The ratio of earnings to fixed charges represents the number of times “fixed charges” are covered by “earnings.”

(2)                                 “Fixed charges” consist of interest on outstanding debt plus one-third (the proportion deemed representative of the interest factor) of operating lease expense.

(3)                                 This is computed as the amount of the preferred dividend divided by (1 minus the effective income tax rate applicable to continuing operations).